DRAGON’S LAIR HOLDINGS, INC.
785 N.E. 83rd Terrace
Miami, FL  33138

September 29, 2008

United States Securities
   and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:              Dragon’s Lair Holdings, Inc.
              Registration Statement on Form S-1
              File No. 333-150571

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Sir or Madam:

Dragon’s Lair Holdings, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement to occur at 10:00 a.m. on October 2, 2008, or as soon thereafter as may be practicable.

This will acknowledge that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRAGON’S LAIR HOLDINGS, INC.

By: /s/ Michel Lemoine
      President and CEO